

LIFE ON EARTH™

NATURALLY EXOTIC
FROM THE EXOTIC TO THE EVERYDAY

Table of
Contents



Forward-Looking **Statements**

This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this presentation and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of Life On Earth, Inc. its directors or its officers with respect to, among other things: (i) financing plans; (ii) trends affecting its financial condition or results of operations; (iii) growth strategy and operating strategy and (iv) results of its up-listing. The words "may," "would," "will," "expect," "estimate," "can," "believe," "potential" and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Life On Earth's ability to control, and actual results may differ materially from those projected in the forward-looking statements as a result of various factors. More information about the potential factors that could affect the business and financial results is and will be included in Life On Earth's filings with the Securities and Exchange Commission.



Alternative **Beverage Movement**

Life On Earth is Positioned to be a Leader in the Next Generation
of All-Natural Beverage Brands



(Multiple responses allowed)
Source: BNP Media's Market Research Division, New Product Development Outlook

Source: *Beverage Industry* **Jan. 11, 2017, "New Product Development Outlook for Beverages"**



About



LIFE ON EARTH™

Life On Earth, Inc. is an innovative brand accelerator, incubator and distribution platform focused on building and scaling concepts in the all-natural consumer products category. Our mission is to bring our strategic focus and long-term progressive vision to consumers in the health, wellness and active lifestyle spaces through superior branding, product quality, targeted acquisitions and retail experience.

Further, Life On Earth, Inc. remains committed to aggressive growth, fueled by acquisition(s) of existing and proven consumer brands, while focusing on new and emerging products that have an enhanced presence within the U.S. Officially re-launched in Q1 2018, Life On Earth Inc. represents a demonstrated understanding of the consumer beverage and snack industry paired with a commitment to the principles of lean startup (as modeled by successful startups).

Mission

The mission of Life On Earth is to facilitate the introduction of exotic flavors into the mainstream population via targeted lifestyle brands. We have an ambitious growth strategy based on acquisition, geographic expansion and product-line extensions. Recent industry acquisitions illustrate that the focus on introducing exotic flavors and alternative beverages to the masses is becoming the next "it" approach to market penetration.



growth
strategy

Competitive
Advantage

We are different. What sets us apart in the industry, is our innovative foundation of well-structured sales, marketing and proprietary distribution. The Life On Earth platform is built for accelerating emerging growth brands in the United States.

At Life On Earth, we are forward-thinking. We have identified ways to build out distribution channels that are more flexible and responsive to today's needs. Our innovations have given rise to distribution channels, which provide robust capabilities embedded in an extended enterprise.

We realize that by sharing resources and capabilities in novel ways with new products in new situations, we can take advantage of profit-making opportunities that individual companies could not exploit alone. Our creation of a more flexible and responsive distribution system is not only a concept; we have applied the practice through implementation with our own brands.

Accelerating All-Natural Brands via Proprietary Distribution in Trend-setting Markets



Proprietary
National Distribution

Strategic Sales

Marketing
Platform

Our Unique **Model**

Life On Earth is different. Our model is based on the principle foundation of saving costs by investing in solutions that provide our portfolio brands with economies of scale. We own our distribution platforms in key markets realizing up to 60% margins on our own brands. This model enables us to cut out the middleman and own the distribution process within targeted key strategic markets to facilitate brand acceleration.

Our model is unique and represents a bold approach. Historically, companies and brands won't engage in this process because they don't know how to manage and leverage their own platform for the benefit of their brands.

At Life On Earth, we are savvy enough to acquire distribution points below market cost, turn that spend into an asset and make it a profitable business, while executing our brand accelerator plan. This approach is monumental and few competitors (if any) will engage in a similar model due to their lack of understanding integrated distribution and logistics.



- Current Distribution Subsidiaries

- Target Markets for Additional Distribution Subsidiaries

United States of America with States - Blue by FreeVectorMaps.com



Commitment

We are reintroducing flavors from days past and bringing flavors from different cultures to market in an effort to become part of the American mainstream diet. Our company is committed to building long-term relationships with our consumers by offering superior, high quality products at the most competitive prices.



quality

products

Shift Toward
Innovation
products on demand



Building the Next Generation of Brands

As an all-natural beverage and snack company with a brand accelerator business model, we partner with entrepreneurs who have quality products, proven demand, and big ideas. Life On Earth invests capital, manufacturing, and brand management expertise in new and trending brands. We serve as an operating and equity partner to facilitate exponential growth.

Together, with the entrepreneurs, we apply the right mix of resources and mind-share to build high-growth national brands that enhance the lives of millions of consumers.

Life On Earth **Model**



Brand Management
- Brand Development
- Strategic Planning
- Digital and Social Media
- Field Marketing
- Retail and Trade Marketing
- Sales

Manufacturing
- Produict Development
- Sourcing and Purchasing
- Production
- Warehousing
- Logistics

Growth Capital
- Working Capital
- Margin Growth
- Positive Cash Flow

Life On Earth Inc. is Changing the Industry

OUR EVOLUTION

LFER becomes a Public Company

LFER becomes a public company through an S1 Registration and is a fully reporting company.

Model Shift and Rebranding

LFER changes name to Life On Earth Inc. and shifts strategy from a third party distribution business to a portfolio of brands focused to the mainstream market.

Product Development

LFER launches new line extensions for both its exclusive brands GN and VK.

Just Chill

Signed binding LOI to acquire The Just Chill Group, Inc

2014 → **2016** → **2017** → **2018** → **2019**

First Acquisition

Acquires the Exclusive Distribution for GN.

Second Acquisition

LFER acquires its first wholly owned distribution subsidiary called ESD. This acquisition gives LFER direct distribution in Northern CA.

Third Acquisition

LFER acquires Victoria's Kitchen.

Fourth Acquisition

LFER acquires its second wholly owned distribution subsidiary, Giant Beverage. This acquisition gives LFER direct distribution in NYC.

Increases Manufacturing, Sales and Marketing of its Brands

With multiple points of sales, via the ESD and Giant operations, LFER opens commitments for additional capacity distribution in Northern and Southern CA, New York City, the Northeast, and Mid Atlantic.

Additional Assets Acquired

LFER will seek to acquire additional distribution footprints in key markets like Texas, Florida and the growing Sunbelt regions

Continued Brand Acquisitions

LFER to acquire additional brands.

NASDAQ

LFER anticipates up listing to NASDAQ.



Life On Earth **Marketing Platform**



Strategic Positioning

Build out messaging, collaterals, and web presence for parent company and each brand we are accelerating. Unique targeted social media campaigns for each individual brand under Life On Earth umbrella.



Data Driven Audience Segmentation

Leverage data and analytics to identify buying trends and target markets for each separate brand. Craft initial segmentation for each brand to understand the appropriate demographic market and tailor efforts to build brand profile and capture increased market share.



Media Outreach Strategy and Execution

Create a blended traditional and social media strategy for each of the brands to create buzz and drive Brand recognition. Invest in a "digital first" go-to-market approach including leveraging proprietary social media outreach and influencer engagement for effective digital distribution to create viral brands.





LIFE ON EARTH™

PRODUCTS



Gran Nevada

Our traditional brand is all-natural and emulates flavors, which have been known for generations among many ethnic cultures. Our flavors include, mango, guaya, limeade, hibiscus, tamarind, pineapple and horchatas



Victoria's Kitchen

Our specialty beverage brand producing all-natural European-inspired drinks. The products include almond water, organic ginger lemonade, and organic ginger/peach half-tea-half lemonade. All beverages will be organic by 2018 and currently are Gluten-Free, GMO-Free, Dairy-Free, Vegan and contain no artificial ingredients or preservatives.



Just Chill

Research indicates that a key Just Chill ingredient, L-theanine, promotes relaxation without drowsiness. The relaxation drink industry tripled in eight years to more than $521 million in 2015, according to Zenith International.

GRAN ÑEVADA™

A World of Drink Delight!

16oz Bottles and 12oz Cans

Traditional brand: Mango, Guava, Limeade, Hibiscus, Tamarind, Pineapple, Horchata DeMorro, Horchata Aguas Frescas



GRAN ÑEVADA
AGUAS FRESCAS
MANGO
GUAYABA/GUAVA
Horchata
De Morro
All Natural
Horchata
Aguas Frescas
All Natural
JAMAICA
Hibiscus
TAMARINDO
PIÑA/PINEAPPLE

Victoria's Kitchen™

A Special Taste of Homemade Almond Water!

Specialty Brand: Almond Water (Coconut and Vanilla & Rose), Organic Ginger Lemonade, and Organic Ginger/Peach Half-Tea & Half-Lemonade





A HINT OF SWEETNESS
Victoria's Kitchen™
EST. IN 1904
ALL NATURAL
ALMOND WATER
ORIGINAL ALMONDADE
WITH COCONUT FLAVOR
DAIRY GLUTEN GMO FREE
100
NATURALLY FLAVORED ALMOND BEVERAGE
VEGAN
16 FL OZ (473 ML)
A HINT OF SWEETNESS
Victoria's Kitchen™
EST. IN 1904
ALL NATURAL
ALMOND WATER
ORIGINAL ALMONDADE
ORIGINAL
WITH VANILLA & ROSE
DAIRY GLUTEN GMO FREE
110
NATURALLY FLAVORED ALMOND BEVERAGE
VEGAN
16 FL OZ (473 ML)
LOW CALORIE
Victoria's Kitchen™
USDA ORGANIC
ORGANIC LEMONADE
GINGER
COLD-PRESSED
DAIRY GLUTEN GMO FREE
40 CALORIES PER SERVING
16.9 FL OZ (500ML)
VEGAN

AS SEEN ON SHARK TANK

In 12oz Aluminum Cans
Tropical, Rio Berry, Ginger,
Jamaican Citrus

One can of Just Chill has 15X the amount of L-Theanine found in a single cup of green tea.





Exclusive
Distribution

Life On Earth will be implementing a Sales Merchandising Representative Program (SMR) as part of our distribution evolution in 2018. The SMR will enable Life On Earth's portfolio of companies to partner with other brands to help share the expense of personnel in key addressable markets, including New York City, Los Angeles, and San Francisco. The SMR creates economies of scale and the ability to drive ROI exponentially.



Access to **Major Distributors** & **Retailers**

Extensive reach into top retailers in the Northern California market through wholly-owned subsidiary, Energy Source Distribution and in the mid-Atlantic/Northeast through wholly-owned subsidiary Giant Beverage.













"Life On Earth's subsidiary, Energy Source Distribution, maintains exclusive distribution deals in Northern California, while subsidiary Giant Beverage provides large scale distribution in New York City."

Why Invest In



LIFE ON EARTH™

1

Estimated to generate over $8M in revenues with current brands and distribution. Mid-year acquisitions will increase this to $13 million.

2

Current distribution platform has access to over 5k retailers (directly and indirectly) in some of the most densely populated markets within the continental U.S.

3

Strong, proven entrepreneurial management team with 30+ years' experience in the beverage industry.

4

One of the only publicly traded companies positioned for success at the heart of the fastest influence in all-natural exotic food/ beverage – reintroducing ethnic flavors for mainstream consumption.

5

Margin expansion by selling direct into retailers through our own distribution platforms while proving concept on our brands. Cross marketing proprietary brands within its robust network.

Growth **Projections**

(millions US$)

Revenue by Channel

Legend:
- E-commerce
- Distribution
- Brands

Revenue Segmentation

Legend:
- Acquisition 9
- Acquisition 8
- Acquisition 7
- Brand Y
- Brand X
- Chill
- Victoria's Kitchen
- Giant
- ESD
- Gran Nevada Brands

* FY2019 began June 1, 2018

**LFER is currently in negotiations with Brand X and Brand Y. These two brands and The Chill Group are yet to be acquired



Financial **Highlights**

- LFER reached $600,000 in revenues for fiscal third quarter '18.

- LFER attained a 21% YOY revenue increase from the comparable quarter (2017 vs. 2018).

- Operating losses decreased by almost 28%.

- Proprietary brand generated nearly 30% of revenues (up from 11% from last year's comparable quarter).

- LFER will continue to grow the sales of its proprietary brands by increasing distribution, both directly through its ESD and Giant operations, as well through other distributors and directly to chain retailers.

- Existing shareholders, including Shircoo Inc., increased their positions by financing the next stage of development with a new funding round.

- The acquisitions of VK in October 2017 and ESD in July 2016 has allowed us to expand distribution. Sales increased during the three months ended February 28, 2018 by approximately $106,000 to a total amount of $603,000 as compared to $497,000 for the three months ended February 28, 2017.

- The acquisition of ESD in July 2016 allowed LFER to expand distribution. For the three months ended February 28, 2018 as compared to the three months ended February 28, 2017, sales through our LFER channel increased by approximately $92,100 to $92,700 from $600, respectively; sales through our VK channel increased by approximately $18,400 to $18,400 from $0, respectively, and, sales through our ESD channel decreased by approximately $4,500 to $491,900 from $496,400, respectively.




Financing



Financing

LFER raised over $1M in 2015 and 2016, $1M in 2017 and estimates $2M in 2018 to fund its initial growth phase with minimal dilution to existing shareholders. With its latest round of financing, LFER is now positioned to move towards organic growth as well as its second phase of strategic acquisitions.



Strategic Board and Management Enhancements

As a member of the Board of Directors, Randy Berholtz brings experienced legal advice to help Life On Earth in regulatory matters, necessary as a public company. LOE will continue to strategically add team members with valuable expertise to facilitate growth.



Strategic Moves

Filed a registration statement with the SEC, completed the audit for its ESD subsidiary, finalized purchase of Victoria's Kitchen and Giant Beverage. On June 1, 2018, we entered into a binding LOI to acquire 100% of the equity ownership interest of The Just Chill Group, Inc., which has $1 million in revenue. We are preparing to launch an all-natural energy brand in 2018, which is primed for market disruption. These steps will enable LOE brands to leverage its own distribution channels to grow the brands it has acquired stakes in, as well as licensing agreements it has entered into.



Leadership

Fernando "Oswaldo" Leonzo - CEO
John "JC" Romagosa - President
Robert Gunther - COO
Joe Rolston - Comptroller

Board of Directors

Fernando "Oswaldo" Leonzo
Fernando "Oswaldo" Leonzo is a Founder and the Chairman & CEO of LFER. Prior to LFER, Leonzo has worked in the food & beverage industries for 18 years with several major import and distribution companies ranging from gourmet foods to ethnic food products where he has established long-standing relationships with food & beverage manufacturers, contract packagers, raw material vendor sources (both in the U.S. and in Latin America), as well as a solid clientele base of distributors throughout the U.S. in the ethnic food distribution industry.

Previously, he spent a decade in the financial services industry, initially as a sales executive with some regional financial firms and later for a major clearinghouse on Wall Street. He earned his B.A. from New York University in International Relations.

John "JC" Romagosa
John "JC" Romagosa is a Founder and President of LFER. Also, Mr. Romagosa is currently the Managing Director and Founder of Latin Sales & Marketing, LLC. LSM facilitates the emergence of major international manufacturers and U.S. manufacturers.

When Mr. Romagosa was the Managing Director and Partner of Falcon International Distributors, LLC, a leading food and beverage distributor on the East Coast, he helped build that company from $9 million in revenues to over $100 million during his tenure before successfully selling the business in 2011. He has received Chamber of Commerce awards in New York and New Jersey, and has been responsible for the contribution of over a million pounds of donated products to food banks.

Robert Gunther
Robert Gunther is a Founder and COO of LFER. Mr. Gunther has over 25 years of experience in manufacturing, marketing, and sales both in consumer goods and the construction industry. He has extensive expertise in client needs analysis in the development of new, innovative products. He has developed a large portfolio of accounts in both the retail and apparel industry. His proven track record in guiding sizeable teams is supported by a history of outstanding customer and vendor relationships, while ensuring quality customer service.

Most recently, he has led his own import/export business specializing in the textile industry. He was previously Senior Account Executive/Vice President of Premier Narrow Fabrics, Inc., where he was responsible for millions in sales for major accounts.



Board of Directors (continued)

Randy Berholtz
Randy Berholtz was in private practice with law firms in New York and San Diego. Mr. Berholtz is a member of the Board of Directors for Larada Health, Inc. and is a Senior Advisor to Mesa Verde Ventures, a venture capital firm. He received his B.A. from Cornell University, and his M.Litt. from Oxford University where he was a Rhodes Scholar, his J.D. from Yale University and his MBA from the University of San Diego.

Roy H. DiBenerdini

Roy H. DiBenerdini is an accomplished Entrepreneur, Senior Executive, and CEO with more than 30 years of success across the investment, technology, analytics, and marketing industries. Throughout his executive career, Mr. DiBenerdini has held leadership positions at companies including iiON Corporation, AOL's Digital Marketing Services, Inc., Computer and Information Sciences, Inc., and American Airlines/AMR Corporation. He is the CEO and Managing Partner at Green Room Fund, LLC and Managing Director at College Hill Ventures, PBC.

He is a former Airline Advisory Board member to the United States Travel & Tourism Administration (U.S. Dept. of Commerce) and currently serves on the board of several early-stage companies. Mr. DiBenerdini has a B.S. in Aerospace Engineering from The University of Texas at Arlington.



Management

Joseph Rolston - Comptroller
Joseph Rolston is a CPA (New York) and has a B.S. from Manhattan College. He began his career in public accounting with Deloitte & Touché and specialized in the firm's financial services, manufacturing, and distribution clients. He has over 30 years of experience as a CFO and Controller for public and privately-owned companies. He is a member of the New York State Society of Certified Public Accountants.

Rolston has working knowledge of businesses in the consumer products, manufacturing, distribution, e-commerce, and financial services industries. His recommended strategies have reduced costs, improved profitability, managed and restructured debt, negotiated leases, improved month-end close processes, and implemented reporting analytics. His experience as a CFO extends to nearly every aspect of business financial needs.

Frank Iemmiti – East Coast Regional Manager
Frank Iemmiti's career spans over 35 years in the beverage distribution industry. Mr. Iemmiti has extensive experience in management, sales, product inventory, and been working as a direct liaison establishing long-term customer relationships. He began his career in management at I.B. Distributors Corporation as the Operation and Logistics Lead. He later accepted a position with Coca-Cola Enterprises as a Distribution Supervisor and was promoted to Warehouse Manager with 20 direct reports.

In 2001, Iemmiti launched his own startup, marketing Ready to Drink (RTD) beverages, servicing New York City's metropolitan area. His clientele growth industrialized which led him to establish Giant Beverage Co. located in Staten Island, New York.

.



Advisor

Dr. Greg Cheng – Director of Research & Development

Dr. Cheng has a doctorate and over 20 years of senior executive management experience in the food industry. His experience spans research & development (R&D), quality assurance (QA), food science (FS), and technology management. His multiple categories of experience include dairy, cheese, protein, nutritional RTD (Ready to Drink) beverages, juices, canned/cupped fruits, and baked mixes. He is an IFT Certified Food Scientist, an Advanced SQF Practitioner, and HACCP/HARPC certified. He holds three patents and several Better Process Control Certifications. He has also held executive positions with Bongrain North America (subsidiary of French company Savencia Fromage & Dairy), Raskas Foods, Inc., General Mills, Inc., and Kraft Foods Group, Inc. .





LIFE ON EARTH™

info@lifeonearthinc.com

www.lifeonearthinc.com

Tel: (646) 844-9897

